Torch Partners Corporate Finance, Inc.

Statement of Financial Condition
December 31, 2018
(With Report of Independent Registered Public Accounting Firm Thereon)

State: ENGLAND & WALES

County: LONDON

I, **HASIB HERON,** Notary Public duly admitted to practise throughout England and Wales, hereby certify that the foregoing instrument was acknowledged before me on 14 March 2019 by Rupert Robson, who personally appeared before me and demonstrated to me on the basis of satisfactory evidence that he is the person whose name is subscribed to the accompanying instrument. He further acknowledged to me that he executed the same in his authorised capacity and that by signing the instrument, the persons or entities upon behalf of which the person or entity acted, executed the instrument.

Accordingly I add my signature and seal of office as certification of authenticity.

IN FAITH AND TESTIMONY WHEREOF I issue this certificate under my signature and seal of office in London, England this 14 March 2019.

HASIB HERON
Notary Public
England and Wales

My commission expires with life





HASIB HERON
Notary Public

020 7630 1777
hasib@notary.co.uk
notary.co.uk



Notary.co.uk Ltd is registered in England & Wales under company number 05137524
Registered office: 6 Lower Grosvenor Place, London, SW1W 0EN

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/2018_ AND ENDING _12/31/2018_
                                   MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Torch Partners Corporate Finance Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Cavendish Square
(No. and Street)

London   W1G0PW
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rupert Robson   44 20 7227 4693
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- if individual, state last, first, middle name)

200 Jefferson Park Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I,_____Rupert Robson_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Torch Partners Corporate Finance Inc._____, as of
_____December 31, 2018_, are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:



Signature

CEO
Title



Notary Public



Hasib Heron
Notary Public
6 Lower Grosvenor Place
London, SW1W 0EN
Tel: 0207 630 1777
Email: h.heron@notary.co.uk

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
Torch Partners Corporate Finance, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Torch Partners Corporate Finance, Inc. (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

Whippany, New Jersey
March 13, 2019

Torch Partners Corporate Finance, Inc.
Statement of Financial Condition
As of December 31, 2018

Assets

Cash	$	2,200,963
Accounts receivable		13,648
Deferred tax asset		82,619
Other assets		38,257
Total assets	$	2,335,487

Liabilities and Stockholder's Equity

Due to affiliates	$	1,350,000
Income taxes payable		58,348
Accounts payable and other accrued expenses		77,839
Total liabilities		1,486,187

Stockholder's equity

Common stock		504,000
Additional paid in capital		432,985
Accumulated deficit		(87,685)
Total stockholder's equity		849,300
Total liabilities and stockholder's equity	$	2,335,487

The accompanying notes are an integral part of this financial statement.

1.   **Organization and description of business**

Torch Partners Corporate Finance, Inc. ("the Company") is a Corporation incorporated in the state of California on March 4, 2011. On October 10, 2012, the Company received the Financial Industry Regulatory Authority ("FINRA") registration approval letter. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. Torch Partners Corporate Finance, Inc. is a wholly owned subsidiary of Torch Group Limited. The Company's business activities include private placement of securities on a best efforts basis and investment banking M&A advisory services.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits.

Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it would be able to realize their deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740-10-25 *"Accounting for Uncertainty in Income Taxes"* on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company files its income tax returns in the U.S. federal and state jurisdictions. The Company remains subject to income tax examinations for all periods since 2014. Any potential examinations may include questioning the timing and amount of deductions and compliance with U.S. federal and state tax laws. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASC 842"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company has evaluated the effect of ASC 842 on its financial statements and related disclosures. The Company's right of use asset and a lease liability would both be reported at approximately $24,000 under the new standard.

3. **Related Party Agreements**

On August 8, 2013, the Company entered into an Administrative Services Agreement (the "Expense Sharing Agreement") with the Affiliate. In accordance with the Expense Sharing Agreement, the Company reimburses the Affiliate, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by the Affiliate. During the year ended December 31, 2018, the Company incurred $78,000 of expenses under the Expense Sharing Agreement.

On August 8, 2013, the Company has also entered into a Marketing and Transaction Support Services agreement with the Affiliate. As per the terms of this agreement, the Company earns revenues from transaction execution support services it provides to the Affiliate and is reimbursed for marketing support and business development expenses from the Affiliate.

As of December 31, 2018, the Company had an outstanding payable to Affiliate of $1,350,000.

4. **Income Taxes**

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax basis of asset and liabilities. The Company has deferred tax assets of approximately $83,000 at December 31, 2018, which is primarily attributable to book to tax differences. The Company has no net operating loss carry forward at December 31, 2018.

The Company records uncertain tax positions in accordance with ASC 740-10-25 "Accounting for Uncertainty in Income Taxes" on the basis noted in note (2) above.

5.   **Stockholder's Equity**

Capital Structure

As of December 31, 2018, the Company was authorized to issue 1,000,000 shares of stock, of which 504,000 shares were issued and outstanding.

6.   **Revenue from contracts with customers (Topic 606) and other assets and deferred costs – contracts with customers (Subtopic 340-40)**

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606) and other assets and deferred costs – contracts with customers (Subtopic 340-40)," ("ASU 2014-09") that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09 requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue that is recognized. ASU 2014-09 also requires a company to capitalize expenses it expects to collect from the customer in the future.

The adoption of ASU 2014-09 as of January 1, 2018, affects all of the Company's material revenue streams. The Company applied the new guidance to all its investment banking contracts at the date of initial adoption of January 1, 2018. The non-refundable retainer fees that are recognized during the life of the Company's investment banking contracts are recognized when all performance obligations are met in accordance with the new standard. On January 1, 2018, the Company recorded a cumulative effect adjustment under the modified retrospective method of adoption of $50,000 representing deferral of revenue received in advance and $81,991 representing capitalized reimbursable expenses. The net effect of the adjustments is $31,991 and is presented on the statement of changes in stockholder's equity.

The Company had assets from fulfilling contracts with customers of $81,991 and $5,512 at January 1, 2018 and December 31, 2018 respectively. No credit loss was recorded. These contract assets are included in other assets on the statement of financial condition.

The Company had liabilities from receiving contract revenue in advance of $50,000 at January 1, 2018, all of which was recognized as revenue during 2018. No contract liabilities existed at December 31, 2018.

7.   **Commitments**

The Company pays its rental expenses under the agreement, held by the Affiliate expiring September 30, 2019. Aggregate future minimum annual rental payments are as follows:

Year ending December 31, 2018

2019	$ 24,930

8.   **Net Capital Requirements**

As a FINRA registered broker-dealer, Torch Partners Corporate Finance, Inc. is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, Torch Partners Corporate Finance, Inc. is required to maintain minimum net capital equal to the greater of $5,000 and 6.667% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, Torch Partners Corporate Finance, Inc. had net capital of approximately $715,000, which was approximately $616,000 above its required net capital of the greater of $5,000 or 6.667% of aggregated indebtedness, which was approximately $99,000 at December 31, 2018. The ratio of aggregate indebtedness to net capital was 2.08 to 1 at December 31, 2018.

9.   **Concentrations of Credit Risk**

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

10.   **Exemption from Rule 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange act of 1934 as of December 31, 2018, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

11.   **Subsequent Events**

The Company evaluated subsequent events or transactions that occurred from January 1, 2019 through the date these financial statements were issued. The Company did not have any significant subsequent events to report.